Exhibit 99.1

ADHEREX REPORTS POSITIVE DEVELOPMENTS AND THIRD QUARTER SEPTEMBER 30, 2012 FINANCIAL RESULTS

Research Triangle Park, NC, November 13, 2012 — Adherex Technologies Inc. (TSX:AHX, OTCQB: ADHXF), a biopharmaceutical company focused on the development of eniluracil and 5-fluorouracil, today reported its financial results and positive developments for the third quarter ended September 30, 2012. All amounts are in U.S. dollars unless otherwise specified.

Recent Developments

Eniluracil Clinical Trial

•	Enrollment in the Company's Phase 2 clinical trial for Metastatic Breast Cancer comparing the oral regimen of eniluracil + 5-fluorouracil (5-FU) and leucovorin (Treatment Arm 1; n=80) versus capecitabine (Xeloda®)(Treatment Arm 2; n=60) commenced on April 27, 2011. Patients who have disease progression in Arm 2 may crossover to take eniluracil plus 5-FU and leucovorin (Treatment Arm X). To date, the eniluracil plus 5-FU and leucovorin regimen has been generally well-tolerated and active in both Arm 1 and Arm X. As of November 12, 2012, there have been 149 patients enrolled in the study. Treatment Arm X has enrolled 21 patients. The Company anticipates the completion of enrollment during the fourth quarter of 2012. Final data for progression-free survival is expected to be available during the second quarter of 2013.

•	Adherex is pleased to have been accepted for a poster presentation at the 2012 CTRC-AACR San Antonio Breast Cancer Symposium taking place in San Antonio, Texas from December 4-8, 2012. Preliminary Interim Results from the Company's ongoing Phase 2 clinical trial for Metastatic Breast Cancer will be presented.

Details of the poster presentation are as follows:

Poster OT3-3-01: Eniluracil+5-fluorouracil+leucovorin (EFL) vs. capecitabine phase 2 trial for metastatic breast cancer.

Edgardo Rivera, MD, et al.

Poster Session 5 & reception, Exhibit Hall A-B, Friday, December 7, 5:00-7:00 pm

Intellectual Property Update

•	The Company is pleased to announce that it has strengthened Eniluracil's intellectual property position with the Notice of Allowance from the U.S. Patent and Trademark Office (USPTO) under the Title of Invention: Methods For Administering DPD Inhibitors in Combination with 5-FU and 5-FU Prodrugs. This patent is based on Dr. Spector’s discovery that high eniluracil:5-FU ratios could interfere with the 5-FU antitumor activity and may have been an issue with earlier clinical trials.

“We are looking forward to sharing the preliminary interim results at the CTRC-AACR San Antonio Breast Cancer Symposium on December 7th. This important information will be made available on our website by Monday, December 10th. Our main focus remains the completion of the enrollment of the study by the end of the year." said Mr. Rosty Raykov, Chief Executive Officer of Adherex.

Financial Update

The Company reported a net loss from operations of $0.6 million excluding the $0.1 million non-cash loss on derivatives for the third quarter ended September 30, 2012, compared to a net loss from operations of $0.9 million excluding the non-cash loss of $2.2 million in the same period in 2011. The decrease in the net loss from operations excluding the non-cash impact of derivatives is primarily due to a decrease in stock based compensation during the three months ended September 30, 2012 as compared to same period in 2011.

Research and development expenses totaled $0.4 million for the third quarter ended September 30, 2012, as compared to $0.4 million in the same period in 2011.

The Company reported a net loss from operations of $2.5 million excluding the $3.8 million non-cash gain on derivatives for the nine month period ended September 30, 2012, compared to a net loss from operations of $2.5 million excluding the non-cash gain of $5.9 million in the same period in 2011. An increase in research and development expenses associated with the Company's Phase 2 eniluracil trial was offset by a decrease in general and administrative expenses associated with the Company's March 2011 Rights Offering.

Research and development expenses totaled $1.5 million for the nine month period ended September 30, 2012, as compared to $1.0 million in the same period in 2011. The increase in research and development expenses relates to the increased enrollment and ongoing clinical support of the Phase 2 eniluracil trial.

Cash and cash equivalents totaled $2.9 million at September 30, 2012, compared to $5.3 million at December 31, 2011. At September 30, 2012, the Company had working capital totaling approximately $2.5 million. The decreased cash balance is the result of the Company’s operating expenses relating to the Phase 2 eniluracil study. Adherex does not anticipate the need for further funding until the data from the Company's Phase 2 clinical trial with eniluracil becomes available in the second quarter 2013.

The selected financial data presented below is derived from our unaudited consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete interim consolidated financial statements for the period ended September 30, 2012 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com.

Adherex Technologies Inc.

Selected Financial Data

(U.S. dollars in thousands except per share amounts)

Interim Consolidated Balance Sheets:	September 30, 2012	December 31, 2011
Assets:
Cash and cash equivalents	$2,860	$5,297
Other current assets	70	54
Total assets	$2,930	$5,351

Liabilities and stockholders’ equity:
Current liabilities	$402	$394
Derivative liabilities	1,244	5,077
Other long-term liabilities	-	-
Total stockholders’ equity	1,284	(120)
Total liabilities and stockholders’ equity	$2,930	$5,351

Interim Consolidated Statements of Operations:	Three Months Ended		Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Revenue	$-	$-	$-	$-

Operating expenses:
Research and development	357	439	1,514	988
General and administrative	273	505	983	1,548

Loss from operations	(630)	(944)	(2,497)	(2,536)

Unrealized gain (loss)	(139)	(2,221)	3,832	3,683
Interest income and other	5	21	13	29

Net loss and comprehensive loss	$(764)	$(3,144)	$1,348	$1,176

Basic and diluted net loss per common share	$(0.03)	$(0.17)	$0.15	$0.05

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company's business that could cause actual results to vary, including such risks that regulatory clinical and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company's products will not be as large as expected, the Company's products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital needs, and its ability to obtain additional funding, as well as uncertainties relative to varying product formulations and a multitude of diverse regulatory and marketing requirements in different countries and municipalities, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2011. Adherex Technologies, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

For further information, please contact:

Rosty Raykov
Chief Executive Officer
Adherex Technologies Inc.
T: (919) 636-5144